UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

COUNTERPATH CORPORATION
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

22228P203
(CUSIP Number)

FEBRUARY 1, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_] Rule 13d-1(b)

 [x] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P 203

1.	Names of Reporting Persons: BDC CAPITAL INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): NOT APPLICABLE

(a) [_]

(b) [_]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: 2,203,063 common shares

	6.	Shared Voting Power: NIL

	7.	Sole Dispositive Power: 2,203,063 common shares

	8.	Shared Dispositive Power: NIL

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,203,063 common shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): NOT APPLICABLE

11.	Percent of Class Represented by Amount in Row (9): 8.5%

12.	Type of Reporting Person (See Instructions): CO

Item 1.

(a) Name of Issuer:

COUNTERPATH CORPORATION

(b) Address of Issuer’s Principal Executive Offices:

SUITE 300, ONE BENTALL CENTRE
505 BURRARD STREET
VANCOUVER, BRITISH COLUMBIA
CANADA
V7X 1M3

Item 2.

(a)	Name of Person Filing: BDC CAPITAL INC.

(b)	Address of Principal Business Office or, if none, Residence:

SUITE 300, 5 PLACE VILLE MARIE MONTREAL, QUEBEC, CANADA H3B 5E7

(c)	Citizenship: CANADIAN

(d)	Title of Class of Securities: COMMON SHARES

(e)	CUSIP Number: 22228P203

Item 3. If this statement is filed pursuant to §§ 240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E):

(f)	[_] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F):

(g)	[_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G):

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813):

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j)	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially owned: 2,203,063 common shares

(b)	Percent of Class: 8.5%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 2,203,063 common shares

	(ii)	Shared power to vote or to direct the vote: NIL

	(iii)	Sole power to dispose or to direct the disposition of: 2,203,063 common shares

	(iv)	Shared power to dispose or to direct the disposition of: NIL

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d -3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

NOT APPLICABLE

Item 8 Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9. Notice of Dissolution of Group

NOT APPLICABLE

Item 10. Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2008

/s/ Sylvain Gendron
Sylvain Gendron, Legal Counsel